Exhibit 99.1

Management changes at Océ

Venlo, the Netherlands, December 4, 2006 – The Board of Executive Directors of Océ N.V. announces that, in consultation with Mr. Michel Frequin, it has been decided that Mr. Frequin will resign from his position as Executive Vice President of the Strategic Business Unit Digital Document Systems because of differences of opinion on policy issues.

The tasks and responsibilities of Mr. Frequin will be taken over by Mr. Jan Dix, member of the Board of Executive Directors of Océ N.V., with immediate effect.

The Board expresses its gratitude for the contribution of Mr. Frequin to Océ.

Océ N.V.

December 4, 2006

For further information:
Investor Relations:	Press:
Pierre Vincent, Senior VP Investor Relations	Jan Hol, Senior VP Corporate Communications
Venlo, the Netherlands	Venlo, the Netherlands
Phone + 31 77 359 2240	Phone +31 77 359 2000
E-mail investor@oce.com	E-mail jan.hol@oce.com

Océ N.V.
P.O. Box 101, 5900 MA Venlo, the Netherlands
Telephone # 31 77 359 2240
Océ investor information on Internet: http://www.investor.oce.com